EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JUNE 27, 2002

Telefónica, S.A.

(Exact name of Registrant as specified in its charter)

The Spanish Telephone Company
(Translation of Registrant's name into English)

Gran Via 28
28013 Madrid, Spain 3491-459-3050
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

CRGH

TELEFÓNICA, S.A.

TABLE OF CONTENTS

Item 1

ANTONIO J. ALONSO UREBA
General Secretary
and Secretary of the Board of Directors
TELEFÓNICA S.A.

"TELEFÓNICA, S.A.", in accordance with that stated in article 82 of the Spanish Stock Market Law hereby informs of the following:

SIGNIFICANT EVENT

The Board of Directors of Telefónica, S.A. at its meeting held yesterday agreed on the restructuring of the members of the Company's control commissions, in accordance with that set forth in the Rules of the Board. These commissions will be almost totally made up of external members.

The Board has also agreed to assign new responsibilities regarding matters related with the good governance of the Appointments and Compensation Committee, and with matters related with the corporate regulation, to assign new responsibilities to the Human Resources Committee.

In accordance with the decision undertaken by the Board, the new Committees will comprise of:

The Audit and Control Committee

Antonio Massanell Lavilla (Chairman)
Máximino Carpio García
Antonio Fernández Rivero
Gonzalo Hinojosa Fernández de Angulo

The Appointments and Compensation Committee

Alfonso Ferrari Herrero (Chairman)
Maximino Carpio García
Pablo Isla Alvarez de Tejera
Gregorio Villalabeitia Galarraga

Telefónica

The Human Resources and Corporate Reputation Committee

Pablo Isla Alvarez de Tejera (Chairman)
Alfonso Ferrari Herrero
Antonio Massanell Lavilla
Enrique Used Aznar

The Regulation Committee

Enrique Used Aznar (Chairman)
Antonio Alonso Ureba
Antonio Fernández Rivero
José Maldonado Ramos

The Service Quality and Commercial Attention Committee

Gonzalo Hinojosa Fernández de Angulo (Chairman)
Carlos Colomer Casellas
José Maldonado Ramos
Antonio Massanell Lavilla

Madrid, June 27th, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA, S.A.

Date:

By:______________________________
Name: Antonio Alonso Ureba
Title: General Secretary and Secretary to the Board of Directors